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                         Independent Auditors' Consent




The Board of Directors
ViroPharma Incorporated:


We consent to incorporation by reference in the registration statements (No. 333-34129 and No. 333-60951) on Form S-8 of ViroPharma Incorporated (A Development Stage Company) of our report dated February 23, 1999 relating to the balance sheets of ViroPharma Incorporated (A Development Stage Company) as of December 31, 1997 and 1998, and the related statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998, and for the period December 5, 1994 (Inception) to December 31, 1998, which report appears in the December 31, 1998, Annual Report on Form 10-K of ViroPharma Incorporated (A Development Stage Company).




Princeton, New Jersey
March 23, 1999